Exhibit 99.80

NEWS RELEASE

Gunnison Copper Announces Membership in the U.S. Department of War Sponsored Defense Industrial Base Consortium (DIBC), Expanding Access to

U.S. Funding and Strategic Opportunities

Positioned to Rapidly Expand Made-in-America Copper Production to Support National Security and Defense Readiness

April 16, 2026

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce its membership in the Defense Industrial Base Consortium (DIBC), a U.S. Department of War initiative focused on strengthening and scaling the United States’ defense industrial base.

DIBC’s mission is to accelerate the development of resilient domestic supply chains for technology and critical minerals essential to national security, while enabling funding, coordination, and rapid development of industrial capacity. Gunnison’s membership in the DIBC reflects its role as a U.S.-based, execution-focused copper producer and developer capable of rapidly delivering large-scale, Made-in-America refined copper supply to the defense sector.

Membership in DIBC provides Gunnison with access to potential non-dilutive funding opportunities, strategic partnerships, and programs aimed at accelerating the development of U.S.-based critical mineral supply.

“Membership in the DIBC marks an important milestone for Gunnison as we continue to position ourselves as a reliable, scalable, domestic source of copper for U.S. defense and manufacturing supply chains,” said Craig Hallworth, SVP & CFO of Gunnison Copper. “Our ability to rapidly deliver new production, combined with the significant scale of our development pipeline, positions Gunnison to benefit from potential government-backed funding and to accelerate development of our projects while supporting critical U.S. supply chains.”

Gunnison distinguishes itself through its demonstrated ability to rapidly develop and bring copper production online in the United States. In 2025, the Company successfully restarted its Johnson Camp Mine, from construction decision to first copper production, in under 18 months, significantly faster than the typical 7–10 year timeline for comparable U.S. projects. The project was supported by the U.S. Department of Energy through an award of $13.9 million in Section 48C tax credits, underscoring Gunnison’s alignment with federal priorities and its ability to execute on government-supported initiatives.

Gunnison is also advancing its flagship Gunnison Copper Project in Arizona, which is expected to deliver up to 174 million pounds of copper annually, representing a nationally significant contribution to domestic refined copper supply. This level of production could support defense manufacturing at unprecedented volumes, including billions of ammunition components annually, critical inputs for electrical systems and power infrastructure, and materials essential for advanced defense platforms, including drones and communications systems.

Copper is essential to modern defense systems. As geopolitical pressures continue to highlight vulnerabilities in global supply chains, securing a stable, domestic source of copper has become increasingly important to ensure sustained defense readiness.

The receipt of the 48C tax credit is subject to the final requirements as outlined in IRS Notice 2023-44. The actual amount of tax credits received will be determined at the conclusion of the process and are subject to an allocation agreed to with Nuton LLC under a tax partnership agreement.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 846.1 million tons with a total copper grade of 0.33% (Measured Mineral Resource of 191.5 million tons at 0.37% and Indicated Mineral Resource of 654.5 million tons at 0.31%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration and development of the Company’s mineral projects; and (vii) the satisfaction of final conditions and receipt of 48C tax credits.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of resource and reserve estimates, , copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

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